125 Old Broad Street London EC2N 1AR United Kingdom	VIA EDGAR
January 14, 2019
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Bernard Nolan

Re:	Endava plc
Registration Statement on Form F-1
File No.: 333-229213
Acceleration Request

Requested Date:	January 16, 2019

Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on January 16, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Nicole Brookshire and Richard Segal of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (617) 937-2357, or in her absence, Richard Segal at (617) 937-2332.

Sincerely,

ENDAVA PLC

By:	/s/ John Cotterell
John Cotterell
Chief Executive Officer

cc: Mark Thurston, Endava plc
Nicole Brookshire, Cooley LLP
Richard Segal, Cooley LLP